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                              October 8, 2020

       Anthony Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A, New Mandarin Plaza,
       14 Science Museum Road,
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 28,
2020
                                                            File No. 333-239225

       Dear Mr. Poon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2020 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed September 28, 2020

       Note 5: Accounts Receivable, net, page F-20

   1. We note in your response to prior comment 4 that you state it is probable you will collect substantially all of
the consideration to which you would be entitled for services rendered.
                                                        We also note that as of
March 31, 2020, over 40% of your outstanding accounts receivable balance has been
reserved in the allowance for doubtful accounts. In light of the above, please tell us:
                                                            the percentage of
revenue generated in each of the years ended March 31, 2020 and
                                                            March 31, 2019 that
has been collected;
                                                            the period the
collection was received;
 Anthony Poon
ALE Group Holding Ltd
October 8, 2020
Page 2
             the percentage of revenue generated in the years ended March 31, 2020 and March
           31, 2019 that was deemed uncollectible; and
             the period the uncollectible amounts were written off.
2. We note per your response to prior comment 4 that the company received payments for
      69% of the outstanding balance overdue from 183 days to 273 days and 71% of the outstanding balance overdue from 274 days to 364 days. Please tell us whether you expect to receive the remaining amounts owed. Additionally, tell us whether you continue to provide services to these customers, and to other customers who have overdue outstanding balances.
        You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,
FirstName LastNameAnthony Poon
                                                          Division of
Corporation Finance
Comapany NameALE Group Holding Ltd
                                                          Office of Trade &
Services
October 8, 2020 Page 2
cc:       Joan Wu
FirstName LastName